# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MAC Copper Ltd, CIK 0001950246
CUSIP: G60409110
Title of class of securities: Orginary Shares
Address of issuer's principal executive offices: 3RD FLOOR, 44 ESPLANADE, ST, ST. HELIER, Jersey (Y9), JE4 9WG
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001803158

## Reporting persons
- Tordesilhas Capital Gestora De Recursos Ltda.: type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 5,185,005; sole dispositive power 0; shared dispositive power 5,185,005; aggregate amount beneficially owned 5,185,005 (6.3% of the class)
- Ariel Merenstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,185,005; sole dispositive power 0; shared dispositive power 5,185,005; aggregate amount beneficially owned 5,185,005 (6.3% of the class)
- Fourth Sail Discovery LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 718,515; sole dispositive power 0; shared dispositive power 718,515; aggregate amount beneficially owned 718,515 (0.9% of the class)
- Fourth Sail Long Short LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,466,490; sole dispositive power 0; shared dispositive power 4,466,490; aggregate amount beneficially owned 4,466,490 (5.4% of the class)
- Fourth Sail Capital US LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,185,005; sole dispositive power 0; shared dispositive power 5,185,005; aggregate amount beneficially owned 5,185,005 (6.3% of the class)
- Fourth Sail Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 5,158,005; aggregate amount beneficially owned 5,158,005 (6.3% of the class)

## Item 1. Issuer
Name of issuer: MAC Copper Ltd
Address of issuer's principal executive offices: 3RD FLOOR, 44 ESPLANADE, ST, ST. HELIER, JERSEY, JE4 9WG

## Item 2. Person Filing
Name of person filing:
Fourth Sail Capital LP

Ariel Merenstein

Fourth Sail Discovery LLC

Fourth Sail Long Short LLC

Fourth Sail Capital US LP

Tordesilhas Capital Gestora De Recursos Ltda.
Address of principal business office or, if none, residence:
10 MARKET STREET
#754
GRAND CAYMAN, Cayman Islands
KY1-9006
Citizenship:
Fourth Sail Capital LP - CAYMAN ISLANDS

Ariel Merenstein - UNITED STATES

Fourth Sail Discovery LLC - DELAWARE

Fourth Sail Long Short LLC - DELAWARE

Fourth Sail Capital US LP - DELAWARE

Tordesilhas Capital Gestora De Recursos Ltda. - BRAZIL

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The ownership percentages reported are based on 82,438,431 Ordinary Shares outstanding, as of October 15, 2024, based on information provided to the Reporting Persons by the Issuer on Form 13D.
Percent of class: 6,3
Sole power to vote or to direct the vote:
Fourth Sail Capital LP - 0

Ariel Merenstein - 0

Fourth Sail Discovery LLC - 0

Fourth Sail Long Short LLC - 0

Fourth Sail Capital US LP - 0

Tordesilhas Capital Gestora De Recursos Ltda. - 0
Shared power to vote or to direct the vote:
Fourth Sail Capital LP - 5185005

Ariel Merenstein - 5185005

Fourth Sail Discovery LLC - 718515

Fourth Sail Long Short LLC - 4466490

Fourth Sail Capital US LP - 5185005

Tordesilhas Capital Gestora De Recursos Ltda. - 0
Sole power to dispose or to direct the disposition:
Fourth Sail Capital LP - 0

Ariel Merenstein - 0

Fourth Sail Discovery LLC - 0

Fourth Sail Long Short LLC - 0

Fourth Sail Capital US LP - 0

Tordesilhas Capital Gestora De Recursos Ltda. - 0
Shared power to dispose or to direct the disposition:
Fourth Sail Capital LP - 5185005

Ariel Merenstein - 5185005

Fourth Sail Discovery LLC - 718515

Fourth Sail Long Short LLC - 4466490

Fourth Sail Capital US LP - 5185005

Tordesilhas Capital Gestora De Recursos Ltda. - 5158005

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Tordesilhas Capital Gestora De Recursos Ltda.: Tahiana Azevedo, Authorized Person (02/10/2025)
- Ariel Merenstein: Thiago Doria, Attorney in fact (02/10/2025)
- Fourth Sail Discovery LLC: Thiago Doria, Authorized Person (02/10/2025)
- Fourth Sail Long Short LLC: Thiago Doria, Authorized Person (02/10/2025)
- Fourth Sail Capital US LP: Thiago Doria, Authorized Person (02/10/2025)
- Fourth Sail Capital LP: Thiago Doria, Authorized Person (02/10/2025)